Schedule A

60-Day Trading History

Date	Amount Purchased/(Sold)	Weighted Average Price Per Share
06/23/2025	(260,135)	$5.96
06/24/2025	(200,000)	$6.13
06/26/2025	(18,953)	$6.18
06/27/2025	23,070	$6.10
07/01/2025	100,000	$6.07
07/02/2025	95,000	$5.81
07/07/2025	4,300	$5.80
07/11/2025*	1	$0.65
07/15/2025	(900)	$5.64
07/18/2025**	244,000	$3.50
07/18/2025***	(254,900)	$5.00
07/18/2025**	136,000	$3.00
07/22/2025	(62,700)	$6.45
07/23/2025	1,193	$6.23
07/24/2025	(34,200)	$6.75
07/25/2025	23,018	$6.52
07/30/2025	14,900	$6.70
07/31/2025	11,300	$6.64
08/06/2025	(95,804)	$7.16
08/07/2025	407	$6.89
08/08/2025	(68,800)	$7.25
08/11/2025	(1,359)	$7.33
08/12/2025	(74,511)	$7.43
08/13/2025	(50,000)	$7.44
08/14/2025	(50,400)	$7.29
08/14/2025	15,000	$7.25
08/15/2025	(797,700)	$8.32
08/18/2025	(502,300)	$8.03

The above reflects transactions by Stoic Point Capital Management LLC for the private funds and separately managed accounts it manages. Except as set forth herein, the transactions described above were effected in the open market.

* Represents a call option exercisable for 100 shares.

** Reflects the exercise of a call option.

*** Represents an assignment of an option.